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                            July 3, 2023

       Brent Suen
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street , 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 22, 2023
                                                            File No. 333-231286

       Dear Brent Suen:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Part I
       Item 1. Business, page 1

   1.                                                   At the onset of Part I,
please disclose the location of your auditor   s headquarters and
                                                        whether and how the
Holding Foreign Companies Accountable Act, as amended by the
                                                        Consolidated
Appropriations Act, 2023, and related regulations will affect your company.
   2. At the onset of Part I, please disclose that trading in your securities may be prohibited under the Holding
Foreign Companies Accountable Act, as amended by the Consolidated
                                                        Appropriations Act,
2023, and related regulations if the PCAOB determines that it cannot inspect or investigate
completely your auditor for a period of two consecutive years, and that as a result an
exchange may determine to delist your securities.
 Brent Suen
FirstName   LastNameBrent Suen
GoLogiq, Inc.
Comapany
July 3, 2023NameGoLogiq, Inc.
July 3,2 2023 Page 2
Page
FirstName LastName
Item 1A. Risk Factors, page 8

3.       Please expand your risk factors to disclose that the Holding Foreign
Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non- inspection years    from three years
to two years, and
         thus, reduces the time before your securities may be prohibited from trading or delisted. In addition, please disclose that the Commission conclusively identified you as a
            Commission Identified Issuer    on May 13, 2022. Your revised
disclosure should explain
         why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 21

4. Please revise to state whether there were any disagreements with Saturna as defined in Item 304(a)(1)(iv) of Regulation S-K or any reportable events as defined in Item
         304(a)(1)(v) of Regulation S-K during the interim period subsequent to September 30,
         2021 through the date of dismissal on March 24, 2022. Similarly, clarify whether you consulted with Centurion on any matters described in Item 304(a)(2)(i) or 304(a)(2)(ii)
         during such period. In addition, provide an updated copy of Saturna's
Exhibit 16 letter.
         Refer also to Question 111.01 of the Regulation S-K Compliance and Disclosure
         Interpretations.
Item 9A. Controls and Procedures, page 22

5. Please file an amended Form 10-K to include management's report on internal controls over financial reporting (ICFR). In this regard, the information provided under the header
         Management Report on Internal Control over Financial Reporting relates to your evaluation of disclosure controls and procedures and not your evaluation of ICFR. If
         ICFR are not effective as of December 31, 2022, describe any identified material weakness as well as expected remediation actions. In this regard we note that management has concluded that disclosure controls and procedures were not effective.
         Refer to Item 308 of Regulation S-K.
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 22

6.       We note that during your fiscal year 2022 you were identified by the
Commission
         pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
         7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company
         Accounting Oversight Board had determined it is unable to inspect or investigate
 Brent Suen
FirstName   LastNameBrent Suen
GoLogiq, Inc.
Comapany
July 3, 2023NameGoLogiq, Inc.
July 3,3 2023 Page 3
Page
FirstName LastName
         completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR
         submission form    SPDSCL-HFCAA-GOV    or tell us why you are not
required to do so.
         Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the
         Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
Consolidated Financial Statements
Report of Independent Registered Public Accountant Firm, page F-2

7. Please file an amended Form 10-K to also include the audit opinion for the financial statements as of and for the year ended December 31, 2021. Refer to Rule 2-02 of
         Regulation S-X.
Note 5 - Business Combination, page F-10

8. You disclose that the acquisition of substantially all the CreateApp assets from Logiq, Inc.
         (Logiq) was accounted for as a business combination in accordance with ASC 805, with
         the results of CreateApp   s historical operations included in the
company   s financial
         statements from January 1, 2022 and the recognition of goodwill as the excess of total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed. Please describe for us your determination of the accounting for this transaction, citing the specific guidance within ASC 805 that you relied upon. In this regard, tell us how the company being a majority owned subsidiary of Logiq and the CreateApp being wholly-owned by Logiq at the time of the transaction factored into your analysis and specifically address how you considered the guidance in ASC 805-50 with respect to transactions under common control. Finally, if you conclude that this was a business combination within the scope of ASC 805-10, explain to us how you considered the guidance in paragraphs 25-5 and 55-10 through 55-13 of ASC 805-10 in determining the accounting acquirer.
Form 10-Q for the Quarterly Period Ended March 31, 2023

Condensed Consolidated Financial Statements
Note 6. Subsequent Events, page 11

9. You disclose that on the closing date, March 7, 2023, the company acquired 100% of the common stock of GammaRey, and the GammaRey Shareholders became entitled to the immediate issuance of an aggregate of 77,500,000 shares of common stock of the company. Please provide us with the following information related to this transaction:
             Tell us the number of shares issued to GammaRey shareholders as of March 31,
            2023.
             Provide us your analysis regarding the filing of financial statements of GammaRey pursuant to Rule 3-05 of Regulation S-X and the related pro forma statements pursuant to Article 11 of Regulation S-X. In this regard we note that the Form 8-K
 Brent Suen
GoLogiq, Inc.
July 3, 2023
Page 4
           announcing the transaction has not been amended to provide such information pursuant to Items 9.01(a) and (b) of Form 8-K.
             Provide us with an update regarding the satisfaction of the provisions of Sections 6.5 and 6.6 of the First Amendment to the Share Exchange Agreement as included in the
           Form 8-K filed March 9, 2023 and tell us whether the 29,166,667 shares of common stock have been subsequently issued to the shareholders of GammaRey.
             Describe how you accounted for the transaction, at the closing date and upon issuance of the additional 29,166,667 shares, if applicable, including your consideration as to the accounting acquirer.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Dunham at (202) 551-3783 or Dan Morris at (202) 551-3314 if you
have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Joyce Sweeney, Senior Staff
Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief at 202-551-
3499 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Suen
                                                            Division of
Corporation Finance
Comapany NameGoLogiq, Inc.
                                                            Office of
Technology
July 3, 2023 Page 4
cc:       Scott Kline
FirstName LastName